UNITED STATES
                                        Securities and Exchange Commission
                                              Washington, D. C. 20549

                                                   Schedule 13G
                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No. 5 )

                                                 FREQUENCY ELECTRONICS INC.
                                                    Common Stock
                                              CUSIP Number 358010106

Date of Event Which Requires Filing of this Statement:     December 31, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [     ]  Rule 13d-1(b)
         [  x  ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

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         1)     Name of reporting person:
                 Cambridge Global Asset Management
		 (the "Investment Manager")
		 A Business Unit of CI Global Investments Inc. and CI
		 Investments Inc.
		 2 Queen Street East, Twentieth Floor
		 Toronto, Ontario, M5C 3G7

         2)     Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Toronto, Ontario, Canada

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          500,000
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:     500,000
         8)     Shared dispositive power:   - 0 -

         9)    Aggregate amount beneficially owned by each reporting person:
                  500,000

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  5.81%

         12)  Type of reporting person:
                  IA, CO

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         Item 1a)     Name of issuer:
                           Frequency Electronics Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           55 Charles Lindbergh Blvd
			   Mitchel Field, NY 11553
			   United States


         Item 2a)    Name of person filing:
                 Cambridge Global Asset Management
		 (the "Investment Manager")
		 A Business Unit of CI Global Investments Inc. and CI Investments Inc.

         Item 2b)    Address of  principal business office:
                           CI Investments Inc.
			   2 Queen Street East
			   Twentieth Floor
			   Toronto, On
			   M5C 3G7
                           Canada

         Item 2c)    Citizenship:
                      Ontario, Canada corporation


         Item 2d)    Title of class of securities:
                        Common Stock

         Item 2e)    CUSIP No. 358010106

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
         (a)[   ] Broker or dealer under Section 15 of the Act.
         (b)[   ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[   ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[   ] Employee Benefit Plan, Pension Fund which is subject to
         ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[   ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
         (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:             500,000

         (b)     Percent of Class:  5.81%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    500,000
                  (ii)  shared power to vote or to direct the vote:
                                    -  0 -
                  (iii) sole power to dispose or to direct the disposition of:
                                    500,000
                  (iv)  shared power to dispose or to direct the disposition of:
                                    -  0 -

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

	                  n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                         Cambridge Global Asset Management
		 	(the "Investment Manager")
		 	A Business Unit of CI Global Investments Inc. and CI
			Investments Inc.

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     Signature
                                                    -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date  February 13, 2015

         CI Investments Inc.
	 On behalf of the Investment Manager


         By___________________________________________
       		Janet Gillies
                Chief Compliance Officer